CONTACT:

James Burke
AST Fund Solutions
646-322-0361
jburke@astfundsolutions.com

THE CHINA FUND, INC. ANNOUNCES NEW BOARD GOVERNANCE PROVISIONS, STATUS OF INVESTMENT MANAGER SEARCH, APPROVAL IN PRINCIPLE OF A ONE-TIME TENDER OFFER AND OF A DISCOUNT MANAGEMENT PROGRAM

New York, New York, August 27, 2018 – The China Fund, Inc. (NYSE: CHN) (the “Fund”), announced today that, at a meeting held on August 24, 2018, among other things, the Fund’s Board of Directors (the “Board”) conducted a review of its governance practices and of its operational policies and procedures. Decisions reached at the meeting include:

New Board Governance Provisions

The Board determined that its size will be reduced from seven members to five, effective no later than the date of the Fund’s Annual Meeting of Stockholders to be held in March 2019. The Board also added three Committees – Discount Management, Contract and Investment – and reconstituted two existing Committees as the Audit, Valuation and Compliance Committee and the Governance, Nomination and Compensation Committee. The purpose of changes in the Committees’ structure is to permit greater focus by the Board on each topic, without additional fees accruing to Board members. As a related aspect of these changes, Board fees have been modified to appreciably reduce fees in periods in which special meetings become necessary, as compared to the previous compensation structure.

Investment Manager Search

As previously announced, the Fund’s Board is utilizing Mercer Investments (HK) and its own resources in conducting a search for a replacement investment manager. The Board expects to announce the result of the search following an in-person Board meeting to be held on October 10 – 11, 2018.

Approval in Principle of One-Time Tender Offer

The Board approved in principle a one-time tender offer (the “Tender Offer”) to repurchase up to 25% to 30% of its outstanding shares at 98.5% of net asset value, subject to regulatory and other confirmations. The Tender Offer is expected to commence promptly after the Fund receives stockholder approval of the investment manager selected by the Board in the Investment Manager Search noted above. In determining the size of the Tender Offer, it is the intention of the Board that, based on market conditions at the time of commencement of the Tender Offer, a tendering stockholder will receive, by January 2020, approximately 45% to 50% of the value of its investment in the Fund at the time the Tender Offer commences. A tendering stockholder’s receipts will derive from a combination of (i) proceeds of the Tender Offer, (ii) capital gains distributed by the Fund realized by the Fund during its 2018 fiscal year and (iii) capital gains distributed by the Fund realized during its 2019 fiscal year. Based on realized and unrealized capital gains in the Fund’s investment portfolio currently, it is anticipated that realized gains and resulting distributions will be generated by sales of investment portfolio securities (i) in raising funds for the Tender Offer, (ii) in the restructuring of the Fund’s portfolio by the new investment manager, and (iii) in raising funds to pay the capital gains distributions for the 2018 and 2019 fiscal years The actual amount to be received by a tendering stockholder will depend on a number of factors, including principally market conditions at the time the Fund disposes of securities during its 2018 and 2019 fiscal years. The Tender Offer is expected to be made in accordance with specific terms and conditions to be determined by the Board of Directors and set forth in an Offer Notice and related Letter of Transmittal, which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO. Stockholders of the Fund should read the Offer Notice and tender offer statement on Schedule TO and related exhibits when filed, as they will contain important information about the Tender Offer. This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund.

Discount Management Program

The Board also approved implementation of a Discount Management Program that contemplates repurchasing shares of the Fund’s common stock in the open market in such amounts, at such prices and times and under such circumstances as will be determined by the Board’s Discount Management Committee and described in a further announcement in the near future. It is the Board’s intention that the Discount Management Program will become operational on or before completion of the Tender Offer described above.

The Discount Management Program is intended to enhance stockholder value, as repurchases made at a discount are expected to have the effect of increasing the net value per share of the Fund’s remaining shares. There is no assurance that the market price of the Fund’s shares, either absolutely or relative to net asset value, will increase as a result of any share repurchases. Repurchases may be temporarily or permanently suspended at any time without prior notice. The Fund’s repurchase activity will be disclosed in its stockholder reports for the relevant fiscal periods and / or in press releases shortly after repurchases take place.

Reviews of Fund Service Providers and Expenses

The Board has commenced an ongoing review of Fund service provider relationships and related expenses to monitor the appropriateness and value of all such providers, their terms and duration of appointment. In addition, a cap on spending over approved budgeted amounts without Board approval has been established.

The Fund is a closed-end management investment company with the investment objective of long-term capital appreciation which it seeks to achieve by investing primarily in equity securities (i) of companies for which the principal securities trading market is the People’s Republic of China (“China”), (ii) of companies for which the principal securities trading market is outside of China, or constituting direct equity investments in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods and services sold or produced, or have at least 50% of their assets, in China and (iii) constituting direct equity investments in companies organized in China. The China Fund, Inc. is listed on the New York Stock Exchange under the ticker symbol “CHN”.

For further information regarding the Fund and the Fund’s holdings, please call (888)-CHN-CALL or visit the Fund’s website at www.chinafundinc.com.